Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
CERTIFICATE OF INCORPORATION OF
LM FUNDING AMERICA, INC.

LM Funding America, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that:

1. The name of the Corporation is LM Funding America, Inc. The date of filing of the Corporation's original Certificate of Incorporation with the Secretary of State of the State of Delaware was April 20, 2015, as amended on August 7, 2015.

2. This Certificate of Amendment to the Certificate of Incorporation was duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware and amends the provisions of the Company's Certificate of Incorporation, as amended.

3. The amendment to the existing Certificate of Incorporation being effected hereby is as follows:

a. Delete Section 1 of Article IV in its entirety and to substitute in its place the following:

"SECTION 1. The aggregate number of shares of all classes of capital stock which the Corporation shale have the authority to issue is Thirty-Five Million (35,000,000) shares, consisting of Five Million (5,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”) and Thirty Million (30,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”).”

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted and authorized by resolution of the board of directors of the Corporation and by the written consent without a meeting of the stockholders of the Corporation in accordance with the provision of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation, has executed this Certificate of Amendment this 4th day of September, 2018.

LM FUNDING AMERICA, INC.

/s/ Bruce M. Rodgers
Bruce M. Rodgers, Chief Executive Officer